FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from October 1, 2014 to October 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 13, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

[Translation of Share Buyback Report for the reporting month from October 1, 2014 to October 31, 2014 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on November 13, 2014]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

	as of October 31, 2014
	Number of Shares			Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (October 28, 2014)			40,000,000	28,000,000,000
(Period of repurchase: from November 13, 2014 to January 16, 2015)
Repurchases during this reporting month (Date of repurchase)	(Date	)	—	—

Total	—		0	0

Aggregate shares repurchased as of the end of this reporting month			0	0
Progress of share repurchase (%)			0.0	0.0

2.	Status of disposition

	as of October 31, 2014
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date)	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)
	Oct 8	47	30,286
	Oct 9	24	15,151

Subtotal	—	71	45,437

Other (exercise of stock acquisition rights)	(Date)
	Oct 1	7,400	7,400
	Oct 3	20,000	20,000
	Oct 6	4,000	4,000
	Oct 8	5,000	5,000
	Oct 9	3,000	3,000
	Oct 10	351,600	351,600
	Oct 15	8,200	8,200
	Oct 16	17,500	17,500
	Oct 17	25,800	25,800
	Oct 20	33,200	33,200
	Oct 21	33,500	33,500
	Oct 22	3,000	897,000
	Oct 23	378,800	1,272,800
	Oct 24	209,600	2,522,600
	Oct 27	126,000	126,000
	Oct 29	136,300	1,555,300
	Oct 30	20,500	20,500
	Oct 31	627,700	627,700

Subtotal	—	2,011,100	7,531,100

Total	—	2,011,171	7,576,537

3.	Status of shares held in treasury

As of October 31, 2014
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601

Number of shares held in treasury	179,175,158